UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A. Publicly-held Company CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 15TH, 2020

I. Day, Time and Place: On January 15th, 2020, at 10:00 a.m. at CPFL Energia S.A.’s (“CPFL Energia” or “Company”) headquarters, located at Jorge de Figueiredo Corrêa Street, No. 1.632, part, Jardim Professora Tarcília, Zip Code 13087-397, in the city of Campinas, State of São Paulo.

II. Presiding Board: Chairman, Mr. Shirong Lyu, Vice-Chairman of the Board of Directors, and Secretary, Mr. Valter Matta, pursuant article 10 of the Company's Bylaws.

III. Attendance: Shareholders representing 86.49% of the voting capital of the Company, as per the signatures in the Shareholders' Attendance Book. Attended too, Mr. Gustavo Estrella (CEO).

IV. Call Notice: Published in the newspaper Valor Econômico, in the editions of December 16th, 17th and 18th, 2019 and in the Official Gazette of the State of São Paulo, in the editions of December 14th, 17th and 18th, 2019.

V. Agenda: To approve the Amendment and Consolidation of the Company’s Bylaws, as follows: the amendment to the caput and items “e”, “g”, “i” and “j” of Article 18 to: (i) exclude the Deputy Chief Financial Officer position; (ii) create the “Strategy, Innovation and Business Excellence Vice President” position, and to determine its attributions; (iii) change the name and attributions of the “Business Development and Planning Vice-President”, which shall be called “Business Development Vice-President”; (iv) change the attributions of the “Business Management Vice-President”; and (v) to change the wording of the attributions of the “Market Operations Vice President”.

VI. Reading Documents, Receiving Votes and Minutes: (1) the reading of the documents related to the matter to be resolved at these Extraordinary Shareholders' Meetings was waived since the shareholders are fully aware of their content; (2) as applicable, the statements of votes, protests and dissent presented were numbered, received and authenticated by the Presiding Board and will be filed at the Company's headquarters, pursuant to article 130, paragraph 1, of Law No. 6,404, of December 15th, 1976, as amended (“Corporation Law”); and (3) it was authorized to draw up these minutes in summary form and its publication with the omission of the signatures of all the shareholders, pursuant to article 130, paragraphs 1 and 2, of the Corporation Law.

VII. Deliberations Taken: After the discussions related to the matter included in the Agenda, the shareholders resolved:

To approve, by majority of the votes, the Amendment and the Consolidation of the Company’s Bylaws, as follows: the amendment to the caput and items “e”, “g”, “i” and “j” of Article 18 of CPFL Energia’s Bylaws:

(i) to exclude the Deputy Chief Financial Officer position;

(ii) to create the Strategy, Innovation and Business Excellence Vice President position, with the following attributions: to conduct and lead the strategy and innovation (including Research & Development), as well as the quality and business excellence management, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan;

(iii) to change the name and attributions of the Business Development and Planning Vice-President, which shall be called Business Development Vice-President and have the following attributions: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and services, and other related or complementary activities; the assessment of potential business and assets sales, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan;

(iv) to change the attributions of the Business Management Vice-President that shall have the following attributions: to conduct and lead the information technology, supplies, infrastructure and logistics processes and systems, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, in the Company and its direct and indirect subsidiaries, in line with the Company’s strategic plan;

(v) to change the wording of the attributions of the Market Operations Vice President position to clarify it as follows: to conduct and lead the generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company and coordinate CPFL Renováveis’ business, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan;

(vi) the consequential change in the wording of Article 18, which shall become effective with the following wording:

Article 18 - The Board of Executive Officers shall be comprised of ten (10) members: (i) one of them to act as Chief Executive Officer, (ii) one as Senior Executive Vice President,  (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President,  (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development Vice President,  (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Strategy, Innovation and Business Excellence Vice President and  (x) one as Business Management Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

(a) Of the Chief Executive Officer: to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws and by the Board of Directors. The Chief Executive Officer has as his/hers  exclusive duties:

(i) to call and to chair the meetings of the Board of Executive Officers;

(ii) to grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) to coordinate and guide the work of the Vice Presidents;

(iv) to recommend to the Board of Directors the areas of each Vice President;

(v) to make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) to represent the Company in the Shareholders’ Meetings and/or Quota holders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint a Vice President in his/her place, to represent the Company; and

(vii) to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(b) Of the Senior Executive Vice President: to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

(i) to supervise the development of new business, administrative and financial activities;

(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;

(iii) to supervise the energy distribution, generation, transmission,  and trading, and service operations.

(c) Of the Executive Vice President:

(i) to assist the Senior Executive Vice President in all of his/hers duties.

(ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.

(d) Of the Regulated Operations Vice President: to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

(e) Of the Market Operations Vice President: to conduct and lead the generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company and coordinate CPFL Renováveis’ business, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

(f) Of the Legal and Institutional Relations Vice President: to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

(g) Of the Business Development Vice-President: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and services, and other related or complementary activities; the assessment of potential business and assets sales, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

(h) Of the Chief Financial and Investors Relations Officer: to conduct and lead the administration of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets.

(i) Of the Strategy, Innovation and Business Excellence Vice President: to conduct and lead the strategy and innovation (including Research & Development), as well as the quality and business excellence management, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

(j) Of the Business Management Vice President:  to conduct and lead the information technology, supplies, infrastructure and logistics processes and systems, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, in the Company and its direct and indirect subsidiaries, in line with the Company’s strategic plan.

The updated wording of the Bylaws will become effective as in Annex I, which is attached to these Minutes for all legal purposes and will be made available on the Company’s website.

VIII. Closure: There being no further business to discuss, the Chairman suspended the meeting for the time required to draw up these minutes. Once the meeting was reopened, the minutes were read, approved and signed by the Chairman, by the Secretary and by the present shareholders.

Signatures:

Present Shareholders: STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A., (represented by YunWei Liu and Mingyan Liu), ESC ENERGIA S.A. (represented by Valter Matta), CITIBANK N.A. (represented by Banco Bradesco S.A., by the attorney-in-fact Jose Donizetti de Oliveira), BEST INVESTMENT CORPORATION, ACADIAN ALL COUNTRY WORLD MANAGED VOLATILITY EQUITY FUND,LLC, BROOKFIELD GLOBAL LISTED INFRASTRUCTURE FUND, BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC, BROOKFIELD REAL ASSETS INCOME FUND INC., BROOKFIELD REAL ASSETS SECURITIES FUND, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CATHOLIC UNITED INVESTMENT TRUST, CAUSEWAY EMERGING MARKETS GROUP TRUST, CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, CITY OF NEW YORK GROUP TRUST, COMMONFUND STRATEGIC DIRECT SERIES LLC -  CF TT INTERNATIONAL, EMERGING MARKET SERIES, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INTERNATIONAL INDEX FUND, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZIL ETF, RANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN AMERICA ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN LIBERTY INTERNATIONAL OPPORTUNITIES ETF, HOSPITAL AUTHORITY PROVIDENT FUND SCHEME, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK  MOTHER FUND, LEGAL & GENERAL FUTURE WORLD CLIMATE CHANGE EQUITY FACTORS INDEX FUND, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST, LONDON LIFE INSURANCE COMPANY, MANAGED PENSION FUNDS LIMITED, MERCER QIF FUND PLC, NORGES BANK, NORTHERN MULTI-MANAGER GLOBAL LISTED INFRASTRUCTURE FUND, OHANA HOLDINGS LLC, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND, PSG DIVERSIFIED INFRASTRUCTURE LLC, RENAISSANCE GLOBAL INFRASTRUCTURE FUND, RENAISSANCE REAL ASSETS PRIVATE POOL, SCHLUMBERGER GROUP TRUST AGREEMENT, SCHLUMBERGER INTERNATIONAL STAFF RETIREMENT FUND, FCP-SIF, SCHWAB EMERGING MARKETS EQUITY ETF, STATE STREET

IRELAND UNIT TRUST, SUNSUPER SUPERANNUATION FUND, TEACHERS' RETIREMENT SYSTEM OF OKLAHOMA, THE BARINGS EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARINGS LATIN AMERICA FUND, THE BOARD OF THE PENSION PROTECTION FUND, THE MONETARY AUTHORITY OF SINGAPORE, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL INDEX PORTFOLIO, VERSUS CAPITAL REAL ASSETS FUND LLC, VIRGINIA RETIREMENT SYSTEM, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, ANZ WHOLESALE INTERNATIONAL LISTED INFRASTRUCTURE FUND, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS, MINEWORKERS`PENSION SCHEME, MINISTRY OF ECONOMY AND FINANCE, MISSOURI EDUCATION PENSION TRUST, NEW YORK STATE COMMON RETIREMENT FUND, OPTIMIX GLOBAL LISTED INFRASTRUCTURE SECURITIES TRUST, ROBECO CAPITAL GROWTH FUNDS, STICHTING CUSTODY ROBECO INSTITUTIONAL RE: ROBECO INSTITUTIONEEL EMERGING MARKETS FONDS, T.ROWE PRICE FUNDS SICAV, T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET INDEX TRUST, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS (by its attorney Paulo Roberto Bellentani Brandão), CITIBANK N.A. (by its attorney Banco Bradesco S.A. – p.p. Andrea de Almeida Castro Rodrigues)

These minutes are a faithful copy of those filed in the respective book.

VALTER MATTA Secretário//Secretary

Anexo I – Ata da Assembleia Geral Extraordinária – 15 de janeiro de 2020

CPFL ENERGIA S.A.

Publicly-Held Company

CNPJ/MF 02.429.144/0001-93 – NIRE 35.300.186.133

BY-LAWS OF CPFL ENERGIA S.A.

CHAPTER I

CORPORATE NAME, PURPOSES, HEADQUARTERS AND TERM

Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the Company joining the special listing segment named Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, its Directors and Officers and the Fiscal Council members, when installed, shall obey by the provisions of the Rules of Novo Mercado

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and trading industry and related activities;

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or  subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company specially companies having as purpose fostering, building, setting up and commercially exploring projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Board of Executive Officers, or abroad by decision of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The capital stock of the Company is five billion, seven hundred and forty-one million, two hundred and eighty-four thousand, one hundred and seventy-seven reais and seventy-five cents (R$ 5,741,284,177.75), fully subscribed and paid in, divided into 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty-six) common shares, all nominative, book-entry shares with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Anexo I – Ata da Assembleia Geral Extraordinária – 15 de janeiro de 2020

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following: (i) issuance of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law No. 6,404/76 (Brazilian Corporations Law), and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting. In case of capital increase by means of private subscription, the preemptive right to other shareholders shall have a term of execution longer than thirty (30) days. At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76. In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders’ Meeting, in accordance with the Law.

Paragraph 4 - The subscribed shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day from the failure to perform the obligation, monetarily adjusted as allowed by law, added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - The Company may acquire shares issued by itself for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “l” of Article 17 herein.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”) to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Anexo I – Ata da Assembleia Geral Extraordinária – 15 de janeiro de 2020

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 7 - The Company may not issue preferred shares or founders’ shares.

CHAPTER III

THE SHAREHOLDERS’ MEETING

Article 8 - The Shareholders’ Meeting shall meet regularly until April 30th of each year, pursuant to the law, in order to:

(a)              decide on the management accounts referring to the last fiscal year;

(b)              examine, discuss and vote the financial statements, accompanied by the opinion of the Fiscal Council;

(c)              decide on the allocation of the net profit of the fiscal year and distribution of dividends;

(d)              elect the effective and substitute members of the Board of Directors;

(e)              elect the effective and substitute members of the Fiscal Council; and

(f)               determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Fiscal Council.

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

(a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”);

(b) the delisting from the Novo Mercado of B3 S.A.;

(c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapter VII of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

(d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

(e) the amendments to the Bylaws.

Anexo I – Ata da Assembleia Geral Extraordinária – 15 de janeiro de 2020

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the headquarters up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if they have not delivered such documents previously.

Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable  regulations requiring their availability in greater advance.

CHAPTER IV

MANAGEMENT BODIES

SECTION I

General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Sole Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book that shall contemplate the arbitration clause stablished in clause 35 herein, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SECTION II

The Board of Directors

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Anexo I – Ata da Assembleia Geral Extraordinária – 15 de janeiro de 2020

Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) if the Board of Directors is composed of five (5) members, there should be one (1) Independent Director;

(b) if the Board of Directors is composed of six (6) to ten (10) members, there should be two (2) Independent Directors; and

(c) if the Board of Directors is composed of more than ten (10) members, the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except  for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in their absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, they shall be replaced in their functions, by the Vice Chairman or, in their absence, by another Member of the Board of Directors that they may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Anexo I – Ata da Assembleia Geral Extraordinária – 15 de janeiro de 2020

Article 17 - The duties of the Board of Directors are to:

(a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

(b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

(c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

(d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

(e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

(f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

(g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

(h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

(i) decide on obtaining loans or debt assumption in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) by the Company and its direct and indirect subsidiaries;

(j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapter VII of these Bylaws;

(k) decide on the acquisition of any fixed asset in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, seven hundred and eighty-three thousand reais (R$ 3,783,000.00) by the Company and its direct and indirect subsidiaries;

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(l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

(m) previously and expressly authorize the execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(n) previously and expressly authorize the execution of contracts of any nature by the Company or by its direct or indirect subsidiaries in a global amount higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

(o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

(p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

(q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

(r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

(s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

(t) previously and expressly authorize, the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

(u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

(v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

(w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

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(x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

(y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

(z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by B3 S.A.;

(aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least  the requirements made by the applicable Novo Mercado rules; and

(ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 36 herein;

(ac) deliberate on the quarterly results of the Company;

(ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

(ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

(af) exercise the other powers granted upon it by the law or by these Bylaws, and

(ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

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Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III

The Board of Executive Officers

Article 18 - The Board of Executive Officers shall be comprised of ten (10) members: (i) one of them to act as Chief Executive Officer, (ii) one as Senior Executive Vice President,  (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President,  (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development Vice President,  (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Strategy, Innovation and Business Excellence Vice President and  (x) one as Business Management Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

(a) Of the Chief Executive Officer: to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws and by the Board of Directors. The Chief Executive Officer has as his/hers  exclusive duties:

(i) to call and to chair the meetings of the Board of Executive Officers;

(ii) to grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) to coordinate and guide the work of the Vice Presidents;

(iv) to recommend to the Board of Directors the areas of each Vice President;

(v) to make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) to represent the Company in the Shareholders’ Meetings and/or Quota holders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint a Vice President in his/her place, to represent the Company; and

(vii) to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

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(b) Of the Senior Executive Vice President: to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

(i) to supervise the development of new business, administrative and financial activities;

(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;

(iii) to supervise the energy distribution, generation, transmission,  and trading, and service operations.

(c) Of the Executive Vice President:

(i) to assist the Senior Executive Vice President in all of his/hers duties.

(ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.

(d) Of the Regulated Operations Vice President: to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

(e) Of the Market Operations Vice President: to conduct and lead the generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company and coordinate CPFL Renováveis’ business, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

(f) Of the Legal and Institutional Relations Vice President: to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

(g) Of the Business Development Vice-President: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and services, and other related or complementary activities; the assessment of potential business and assets sales, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

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(h) Of the Chief Financial and Investors Relations Officer: to conduct and lead the administration of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets.

(i) Of the Strategy, Innovation and Business Excellence Vice President: to conduct and lead the strategy and innovation (including Research & Development), as well as the quality and business excellence management, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

(j) Of the Business Management Vice President:  to conduct and lead the information technology, supplies, infrastructure and logistics processes and systems, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, in the Company and its direct and indirect subsidiaries, in line with the Company’s strategic plan.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 21 - The duties of the Board of Executive Officers are to:

(a) Perform all acts necessary to the regular operation of the Company;

(b) Submit to the Board of Directors the Company’s Policies and Strategies;

(c) Submit to the Board of Directors the proposals of capital increase and Bylaws’ alterations;

(d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

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(e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

(g) Approve the engagement of depositary institutions for the rendering of bookkeeping services for book  entry shares of the Company and/or its direct or indirect subsidiaries;

(h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

(i) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

(i.1) execution of acts and agreements of any nature with a total amount equal to or higher that twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

(i.2) acquisition of any fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(i.3) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal,    encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts equal to or higher than one million, four hundred and ninety-nine thousand reais and one cent (R$ 1,499,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by vote of more than 80% (eighty percent) of those present.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

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Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V

THE FISCAL COUNCIL

Article 26- The Fiscal Council shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - At least 1 (one) of the members of the Fiscal Council shall be considered as independent member.

Paragraph 2 - The members of the Fiscal Council shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council.

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Paragraph 3 - The investiture of the members of the Fiscal Council taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 35 herein, as well as the attendance of the applicable legal requirements.

Paragraph 4 - The fees of the Fiscal Council members shall be fixed by the Annual Shareholders’ Meeting.

Paragraph 5 - The duties of the Fiscal Council are the ones set out in the law and it shall function permanently.

CHAPTER VI

THE FISCAL YEAR

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders’ Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) the remaining profit, except as otherwise resolved by the Shareholders’ Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, being the Legal Reserve, the last to be absorbed.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders’ Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders’ Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

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Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders’ Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders’ Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER VII

TRANSFER OF CONTROL

Article 34 - The direct or indirect disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under condition that the acquirer of control undertakes to carry out a tender offer, for the shares issued by the Company  held by the other shareholders, subject to the conditions and terms set forth by the applicable legislation and the rules of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the selling shareholder.

CHAPTER VIII

ARBITRATION

Article 35 – The Company, the shareholders, the managers and the members of the Fiscal Counsel, effective or alternates, undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, their position of issuer, shareholders, managers and members of the Fiscal Council, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,385/76, Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank  and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the

Novo Mercado Regulation, other regulations from B3, and of the Novo Mercado Participation Agreement.

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CHAPTER IX

DISSOLUTION AND WINDING UP

Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CHAPTER X

GENERAL PROVISIONS

Article 37 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event conflict.

Article 38 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Article 39 -The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1st, 2019, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 15, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.